Exhibit 99.2

ICECURE MEDICAL LTD.
CEASEREA, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 20, 2025

This proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of IceCure Medical Ltd. (the “Company”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held at on Wednesday, August 20, 2025 at 18:30 Israel time, or at any adjournment or postponement thereof, by means of remote communication, at the following link:

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1.protection.sophos.com?d=microsoft.com&u=aHR0cHM6Ly90ZWFtcy5taWNyb3NvZnQuY29tL2wvbWVldHVw
LWpvaW4vMTklM2FtZWV0aW5nX00yVmxNR014WldVdFpXSTFZeTAwTTJRNUxXRTNNekl0WXpoak1XW
XdPV0pqT1dOayU0MHRocmVhZC52Mi8wP2NvbnRleHQ9JTdiJTIyVGlkJTIyJTNhJTIyNDg4N2Q4NzktOTUw
Zi00MjdlLWJlYzAtZDJhMTljN2M3Y2FiJTIyJTJjJTIyT2lkJTIyJTNhJTIyNmExMzcxOGUtZjM3OS00MDk5LTk
xZDYtYTFiZDc4ZjdmMTYwJTIyJTdk&p=m&i=NjNkM2JiYjY5OTFlNjAyMDY4MTU4NzIy&t=ejVYVnFScnl
BOGxLV0ZxZWNpVTlwVjNBR25ZSmVJaDY1T1dYSHJRcGc3RT0=&h=be6c0df8725c47468e9c933667148a0f
&s=AVNPUEhUT0NFTkNSWVBUSVbM0sMdPSs2-thvyHQXWchIrgnXh2zWKqqz5_VBG1dwWg

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, in person or by proxy, holding in the aggregate not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, August 20, 2025, at 20:30 Israel time (the “Adjourned Meeting”). If a quorum is not present at the adjourned meeting within half an hour of this time, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, each of proposal Nos. 1 and 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Proposal No. 3 described hereinafter requires the affirmative vote of shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the re-appointment of the external director (other than a personal interest that is not as a result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (the “External Directors Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company if no other shareholder holds more than 50% of the voting rights in such company is also presumed to be a controlling shareholder. “Means of control” is defined as either: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

For purposes of Proposal No. 3 above, a shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest in any such proposals, and failure to do so disqualifies the shareholder from voting on Proposal No. 3 above. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to vote on Proposal No. 3 above (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or that there is a personal interest on the enclosed proxy card (if applicable) and should therefore contact our Chief Financial & Operations Officer, Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via e-mail: ronent@icecure-medical.com, who will advise you as to how to submit your vote for such proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal No. 3 above, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

Proposal No. 5 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with Section 66(b) of the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com, no later than July 23, 2025.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ronen Tsimerman, at 7 Ha’Eshel St., Caesarea, 3079504, Israel, or via email: ronent@icecure-medical.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than August 11, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than August 11, 2025.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (58,696,960 Ordinary Shares as of July 15, 2025), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (25,846,597 Ordinary Shares) is entitled to examine the Proxy Statement and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration UNTIL THE COMPANY’S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the re-appointment of independent auditor requires the approval of the shareholders of the Company.

On May 28, 2025, the Board of Directors authorized and approved, following the recommendation of the audit committee of the Board of Directors (the “Audit Committee”) recommendation dated May 22, 2025 the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, Certified Public Accountants (“Deloitte Israel”) as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of Deloitte Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, its expertise, experience in the industry in which the Company operates, and the length of time it has served as an auditor of the Company.

The Board of Directors determined, pursuant to the recommendation of the Audit Committee, that Deloitte Israel’s compensation is reasonable.

For additional information on the fees paid by the Company for audit services in each of the previous two fiscal years, please see Item 16C, “Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025.

The Board of Directors recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Deloitte Israel as the Company’s independent auditor of the Company, and to authorize the Board of Directors to determine their remuneration until the next annual general meeting of shareholders.”

The re-appointment of Deloitte Israel requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

to RE-APPOINT EACH OF MR. RON MAYRON, mR. EYAL SHAMIR, MR. Li Haixiang, MR. YANG HUANG and Mr. vincEnt chan EACH AS A DIRECTOR ON THE BOARD OF DIRECTORS UNTIL THE COMPANY’S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law and the Company’s Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Articles provide that the Company may have at least five (5) and not more than eleven (11) directors.

The Board of Directors currently consists of seven (7) directors. At each annual general meeting of shareholders, the Company’s directors, other than the external directors, can be re-appointed until the next annual general meeting.

The Board of Directors approved the nomination of Mr. Ron Mayron, Mr. Eyal Shamir, Mr. Li Haixiang, Mr. Yang Huang and Mr. Vincent Chan (the “Directors”) for re-appointment to the Board of Directors until the next annual general meeting of shareholders and recommends that the shareholders re-appoint the Directors.

The Directors, whose professional backgrounds are detailed below, have informed the Company that they are willing, able, and ready to serve as directors if re-appointed. Additionally, in accordance with the Companies Law, each of the Directors have certified to the Company that he meets all the requirements of the Companies Law for appointment as a director of a public company, possess the necessary qualifications and has sufficient time to fulfill his duties as a director on the Board of Directors, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future appointment of the Directors.

In his capacity as a director on the Board of Directors, Mr. Chan shall be entitled to (i) an annual fee of NIS 133,770, and (ii) an attendance fee of NIS 4,020 per meeting, the compensation external directors on the Board of Directors are entitled to, which amounts comply with the “Maximum Amount” set forth in section 5(e) of the Companies Law Regulations (exemptions for Company’s whose shares are traded outside of Israel) (the “Exemptions Regulations” and “External Directors Compensation”, respectively).

Mr. Mayron is entitled to compensation as chairman of the Board of Directors under a services agreement which was previously approved by the Company’s shareholders.

Mr. Shamir is not entitled to compensation for his services as a director on the Board of Directors and is compensated under an employment agreement for his services as the Company’s chief executive officer, which was previously approved by the Company’s shareholders.

Mr. Haixiang is not entitled to any compensation as a director on the Board of Directors.

Mr. Huang is not entitled to any cash compensation as a director on the Board of Directors and was granted equity-based compensation for his services as a director on the Board of Directors, which was previously approved by the shareholders.

In addition, subject to their re-appointment, the Directors shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Articles and the Company’s compensation policy for directors and officers (the “Compensation Policy”).

Set forth below is certain biographical information regarding the background and experience of each of the Directors:

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of the Board of Directors since December 2017. Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. from July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD from October 2019 to March 2023 and as a member of the board of directors of G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) from December 2020 to December 2023, Entera Bio Ltd. (NASDAQ: ENTX) from March 2021 to July 2024 and DNA Biomedical Solutions (TASE: DNA) from March 2021 to May 2023, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) from December 2021 to July 2023. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019 and BioLight Life Sciences Investments Ltd. (TASE: BOLT) from August 2015 to July 2024. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president — Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

Eyal Shamir, Chief Executive Officer and Director

Mr. Eyal Shamir has served as our chief executive officer since November 2016 and as a director on the Board of Directors since December 2017. Mr. Shamir has over 20 years of experience as chief executive officer of medical device companies. He has served as chief executive officer of Erika Carmel Ltd. from May 2013 to August 2016, Tadbik Pack Ltd. from January 2011 to December 2012 and Hanita Lenses Ltd. from 2006 to 2010. Mr. Shamir received his B.A. in economics and business management from the Hebrew University, Israel and his MBA from the College of Management Academic Studies, Israel.

Li Haixiang, Director

Mr. Li Haixiang has served on our board of directors since December 2024. Mr. Li is the founder and managing partner of Virtus Inspire Ventures and the Chairman of the Board of Directors of VI Asset Management. Mr. Li has been an independent non-executive director at AVO Insurance Company Holding since August 2018 and an independent non-executive director at FUTU Holding Limited since March 2019. Mr. Li received a bachelor of arts from South China University of Technology and an EMBA from China Europe International Business School. Mr. Li Haixiang has the voting and dispositive power over the Company’s Ordinary Shares held by Epoch Partner Investments Limited, which amounts to a 44.03% stake in the Ordinary Shares as of July 9, 2025.

Yang Huang, Director

Mr. Yang Huang has served on the Board of Directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. He also served as business unit head for Stryker from September 2013 through January 2015 and as sales manager at Johnson & Johnson from October 2000 through August 2013. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

Vincent Chun Hung Chan, Independent Director

Mr. Vincent Chun Hung Chan has served on the Board of Directors since December 2022. Mr. Chan has been a venture partner at Beyond Ventures since August 2024 and a venture capital manager in China and Hong Kong since October 2023 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2022. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong from 2020 to 2024. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Ron Mayron as a director on the Board of Directors until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Eyal Shamir as a director on the Board of Directors until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Li Haixiang as a director on the Board of Directors until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Yang Huang as a director on the Board of Directors until the next general meeting of shareholders.”

“RESOLVED, to re-appoint Mr. Vincent Chun Hung Chan as an independent director on the Board of Directors until the next general meeting of shareholders.”

The re-appointment of Mr. Mayron, Mr. Shamir, Mr. Haixiang, Mr. Huang and Mr. Chan to the Board of Directors, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” each of the above proposals.

PROPOSAL 3

TO RE-APPOINT MS. SHARON LEVITA TO SERVE AS AN EXTERNAL DIRECTOR ON THE BOARD OF DIRECTORS FOR AN ADDITIONAL THREE-YEAR TERM

At the Meeting, the Company’s shareholders will be requested to re-appoint Ms. Sharon Levita as an external director on the Board of Directors for an additional three-year term commencing on the date of the Meeting.

Ms. Levita was appointed for a first three-year term as an external director on the Board of Directors at the general meeting of the Company’s shareholders held on September 1, 2019 and for a second three-year term as of September 1, 2022. Therefore, the current term of Ms. Levita’s office will expire on September 1, 2025.

On May 22, 2025 and May 28, 2025, the Audit Committee and the Board of Directors, respectively, resolved that it’s in the best interest of the Company to approve the re-appointment of Ms. Sharon Levita to serve as an external director on the Board of Directors, for an additional period of three (3) years, commencing on the date of the Meeting, based on Ms. Levita’s extensive understanding of the Company’s activities, her financial expertise and experience, skills and contribution to the Company’s course of business and operations and as the Chairman of the Company’s examination of financial statements committee and Audit Committee.

Ms. Levita has provided the Company with a declaration in accordance with the requirements of the Companies Law, pursuant to which she complies with the required qualifications under the Companies Law to serve as an external director on the Board of Directors and is capable to dedicate the appropriate amount of time for the performance of her role as a member of the Board of Directors. Additionally, in accordance with the Companies Law, Ms. Levita has certified to the Company that she meets all the requirements of the Companies Law for appointment as a director of a public company, that she possesses the necessary qualifications, has sufficient time to fulfill her duties as a director on the Board of Directors, taking into account the size and needs of the Company. If re-appointed, Ms. Levita shall continue to serve as a member of the compensation committee of the Board of Directors, and the chairman of the financial statement examination committee of the Board of Directors and the Audit Committee.

In her capacity as an external director on the Board of Directors, Ms. Levita is entitled to External Directors Compensation. In addition, Ms. Levita shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Compensation Policy.

Set forth below is certain biographical information regarding the background and experience of Ms. Sharon Levita:

Sharon Levita, Director

Ms. Sharon Levita has served on the Board of Directors as an external director since September 2019. Ms. Levita has also served as chief financial officer at ForSight Robotics Ltd. since September 2023. Prior to that, Ms. Levita served as business development and strategy director at Medtronics from February 2020 to August 2023, as vice president operations and site leader of Mazor, as part of Medtronic, from December 2018 to January 2020 and as chief financial officer and vice president business operations of Mazor Robotics Ltd. from February 2008 to December 2018. Ms. Levita received her B.A in economics and accounting from the University of Haifa and her M.A in business administration from the Bar-Ilan University. Ms. Levita is also a certificated public accountant in Israel.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ms. Sharon Levita for an additional three-year term as an external director”.

The re-appointment of Ms. Sharon Levita to the Board of Directors, , requires the affirmative vote of an External Directors Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 5

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2024, to the Company’s shareholders.

The Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), filed with the SEC on March 27, 2025, which includes the financial statements, is available on the SEC’s website at the following link:

https://www.sec.gov/Archives/edgar/data/1584371/000101376225003010/ea0235090-20f_icecure.htm

At the Meeting, shareholders will have an opportunity to review, ask questions about and comment on the Company’s audited consolidated financial statements and Annual Report.

Shareholders are not required to approve the financial statements. Therefore, this agenda item will not involve a vote by the shareholders and accordingly there is no proposed resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 16, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 16, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Ha’Eshel St., Caesarea, 3079504, Israel.

By Order of the Board of Directors
IceCure Medical Ltd.
Ron Mayron, Chairman of the Board of Directors